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                                                               EXHIBIT (a)(5)(B)

                      Security Capital Group Incorporated

                                                                 March 19, 2001

To Holders of Class A Common Stock and
6.50% Convertible Subordinated Debentures due 2016:

   Security Capital Group Incorporated, a Maryland corporation, is offering to purchase up to 9,302,326 shares, or such fewer number of shares as are properly tendered, of its Class B common stock from existing stockholders. The price paid by Security Capital will not be greater than $21.50 nor less than $18.50 per share, net to the seller in cash, without interest. Security Capital is conducting the tender offer through a procedure commonly referred to as a "Dutch auction." This procedure allows holders to select the price within the $18.50 to $21.50 price range at which they are willing to sell their Class B shares to Security Capital or to select the actual purchase price paid by Security Capital, which could result in their receipt of a price per share as low as $18.50. The actual purchase price will be determined by Security Capital in accordance with the terms of the tender offer. All shares purchased under the tender offer will receive the same price. A tender of shares will include a tender of the preferred stock purchase rights issued under the Rights Agreement, dated as of April 21, 1997, between Security Capital and The First National Bank of Boston, as Rights Agent. No separate consideration will be paid for those rights. The tender offer expires at 12:00 Midnight, New York City time, on Tuesday, April 17, 2001, unless Security Capital extends the tender offer. The tender offer is not conditioned on any minimum number of Class B Shares being tendered, but is subject to certain other conditions described in the offer to purchase, including the odd lot and proration provisions.

   Security Capital is not tendering for shares of its Class A common stock or for its 6.50% Convertible Subordinated Debentures due 2016. You are not being asked, nor are you required, to take any action with respect to this tender offer.

   In anticipation of questions from holders of Class A shares and Convertible Debentures, Security Capital is providing you with information about the tender offer and instructions on how you can convert your Class A shares or Convertible Debentures into shares of Class B common stock and if you wish to participate in the tender offer, tender those Class B shares under the tender offer. Holders of Class A shares or Convertible Debentures desiring to tender into the tender offer may do so by converting their Class A shares or Convertible Debentures into Class B shares and tendering the Class B shares prior to the expiration date of the tender offer.

   Holders of convertible securities who desire to tender Class B shares but do not wish to convert their Class A shares or Convertible Debentures unless Security Capital has decided to accept such Class B shares for purchase (subject to proration) may do so by sending the following three items to
EquiServe:

  . certificates representing the Class A shares or Convertible Debentures to be converted (or, in the case of Class A shares held in book-entry form, confirmation of book-entry transfer);

  .  the Conditional Notice of Conversion for the securities to be converted;
     and

  .  the Letter of Transmittal for Class B shares.

If you wish to participate in the tender offer, you should fill out the Letter of Transmittal for Class B shares as if you were the registered holder of the Class B shares issuable upon conversion of the Class A shares or Convertible Debentures you delivered to EquiServe for conversion. The preferences you indicate in the Letter of Transmittal for Class B shares will determine the terms and conditions upon which your Class B shares will be tendered to Security Capital.

   Holders may also indicate on their Conditional Notices of Conversion that, if proration of tendered shares is required, Security Capital should convert only such number or amount of Class A shares or Convertible Debentures as necessary to tender the number of Class B shares accepted by Security Capital giving effect to the proration. Unconverted Class A shares or Convertible Debentures and Class B shares that are not accepted for
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tender will be returned to the holder. For purposes of determining the proration factor, as described in Section 1 of the offer to purchase dated March 19, 2001, Security Capital will consider each holder of Class A shares or Convertible Debentures as having tendered the number of Class B shares into which the number and type of Class A shares or Convertible Debentures surrendered for conversion are convertible.

   The Board of Directors of Security Capital has approved the tender offer. However, neither Security Capital nor its Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. The directors and executive officers of Security Capital have advised Security Capital that they do not intend to tender any shares in the tender offer.

   Requests for information may be directed to Georgeson Shareholder Communications, Inc., the information agent of the tender offer, at (800) 223-2064, or Morgan Stanley & Co. Incorporated, the dealer manager of the tender offer, at (800) 223-2440 ext. 5722 or collect at (212) 761-5722.

                                          Sincerely,

                                          /s/William D. Sanders
                                          William D. Sanders
                                          Chairman of the Board and Chief
                                           Executive Officer

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